21 February 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 21 February 2006 it purchased 1,000,000 Reed Elsevier PLC ordinary shares at a price of 517.4632 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 1,800,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,275,515,306 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 21 February 2006, it purchased 650,000 Reed Elsevier NV ordinary shares at a price of €11.2514 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 1,150,000 Reed Elsevier NV ordinary shares in treasury, and has 740,875,052 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).